EXHIBIT 12.01

SOUTHWEST GAS CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Thousands of dollars)

	For the Year Ended December 31,

Continuing Operations	2000	1999	1998	1997	1996

1. Fixed charges:

A) Interest expense	$70,659	$63,110	$63,416	$63,247	$54,674

B) Amortization	1,564	1,366	1,243	1,164	1,494

C) Interest portion of rentals	8,572	8,217	7,531	6,973	6,629

D) Preferred securities distributions	5,475	5,475	5,475	5,475	5,475

Total fixed charges	$86,270	$78,168	$77,665	$76,859	$68,272

2. Earnings (as defined):

E) Pretax income from continuing operations	$51,939	$60,955	$83,951	$21,328	$10,448

Fixed Charges (1. above)	86,270	78,168	77,665	76,859	68,272

Total earnings as defined	$138,209	$139,123	$161,616	$98,187	$78,720

3. Ratio of earnings to fixed charges	1.60	1.78	2.08	1.28	1.15